UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On January 13, 2011, HudBay Minerals Inc. filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (A) a Material Change Report, dated January 13, 2011, (B) a Support Agreement, between HudBay Minerals Inc. and Norsemont Mining Inc., dated January 9, 2011, (C) a Disclosure Letter from Norsemont Mining Inc. to HudBay Minerals Inc., dated January 9, 2011, and (D) seventeen (17) Lock-Up Agreements, each between HudBay Minerals Inc. and a holder of Norsemont Mining Inc.’s common shares.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 – Material Change Report, dated January 13, 2011,

•	Exhibit 99.2 – Support Agreement, between HudBay Minerals Inc. and Norsemont Mining Inc., dated January 9, 2011,

•	Exhibit 99.3 – Disclosure Letter from Norsemont Mining Inc. to HudBay Minerals Inc., dated January 9, 2011,

•	Exhibit 99.4 – Lock-Up Agreement, between HudBay Minerals Inc. and Robert William Baxter, dated January 8, 2011,

•	Exhibit 99.5 – Lock-Up Agreement, between HudBay Minerals Inc. and Carol Ann Fries, dated January 8, 2011,

•	Exhibit 99.6 – Lock-Up Agreement, between HudBay Minerals Inc. and Gaston Augusto Loyola Puma, dated January 8, 2011,

•	Exhibit 99.7 – Lock-Up Agreement, between HudBay Minerals Inc. and Sean Spraggett, dated January 8, 2011,

•	Exhibit 99.8 – Lock-Up Agreement, between HudBay Minerals Inc. and Catalina Eliana Vargas Torres, dated January 8, 2011,

•	Exhibit 99.9 – Lock-Up Agreement, between HudBay Minerals Inc. and Augusto Baertl, dated January 9, 2011,

•	Exhibit 99.10 – Lock-Up Agreement, between HudBay Minerals Inc. and George P. Bell, dated January 9, 2011,

•	Exhibit 99.11 – Lock-Up Agreement, between HudBay Minerals Inc. and Patrick Evans, dated January 9, 2011,

•	Exhibit 99.12 – Lock-Up Agreement, between HudBay Minerals Inc. and Brian Kerzner, dated January 9, 2011,

•	Exhibit 99.13 – Lock-Up Agreement, between HudBay Minerals Inc. and Libra Fund, L.P. and Libra Offshore Master Fund, L.P., dated January 9, 2011,

•	Exhibit 99.14 – Lock-Up Agreement, between HudBay Minerals Inc. and Mackenzie Financial Corporation, dated January 9, 2011,

•	Exhibit 99.15 – Lock-Up Agreement, between HudBay Minerals Inc. and Robert B. Parsons, dated January 9, 2011,

•	Exhibit 99.16 – Lock-Up Agreement, between HudBay Minerals Inc. and Max Pinsky, dated January 9, 2011,

•	Exhibit 99.17 – Lock-Up Agreement, between HudBay Minerals Inc. and Glenn Pountney, dated January 9, 2011,

•	Exhibit 99.18 – Lock-Up Agreement, between HudBay Minerals Inc. and RBC Global Asset Management Inc., dated January 9, 2011,

•	Exhibit 99.19 – Lock-Up Agreement, between HudBay Minerals Inc. and Chris Reynolds, dated January 9, 2011, and

•	Exhibit 99.20 – Lock-Up Agreement, between HudBay Minerals Inc. and Malcolm Siverns, dated January 9, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

Date: January 13, 2011	By:	/s/ H. Maura Lendon
	Name:	H. Maura Lendon
	Title:	Senior Vice President, Corporate Services and Chief Legal Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Material Change Report, dated January 13, 2011

99.2	Support Agreement, between HudBay Minerals Inc. and Norsemont Mining Inc., dated January 9, 2011

99.3	Disclosure Letter from Norsemont Mining Inc. to HudBay Minerals Inc., dated January 9, 2011

99.4	Lock-Up Agreement, between HudBay Minerals Inc. and Robert William Baxter, dated January 8, 2011

99.5	Lock-Up Agreement, between HudBay Minerals Inc. and Carol Ann Fries, dated January 8, 2011

99.6	Lock-Up Agreement, between HudBay Minerals Inc. and Gaston Augusto Loyola Puma, dated January 8, 2011

99.7	Lock-Up Agreement, between HudBay Minerals Inc. and Sean Spraggett, dated January 8, 2011

99.8	Lock-Up Agreement, between HudBay Minerals Inc. and Catalina Eliana Vargas Torres, dated January 8, 2011

99.9	Lock-Up Agreement, between HudBay Minerals Inc. and Augusto Baertl, dated January 9, 2011

99.10	Lock-Up Agreement, between HudBay Minerals Inc. and George P. Bell, dated January 9, 2011

99.11	Lock-Up Agreement, between HudBay Minerals Inc. and Patrick Evans, dated January 9, 2011

99.12	Lock-Up Agreement, between HudBay Minerals Inc. and Brian Kerzner, dated January 9, 2011

99.13	Lock-Up Agreement, between HudBay Minerals Inc. and Libra Fund, L.P. and Libra Offshore Master Fund, L.P., dated January 9, 2011

99.14	Lock-Up Agreement, between HudBay Minerals Inc. and Mackenzie Financial Corporation, dated January 9, 2011

99.15	Lock-Up Agreement, between HudBay Minerals Inc. and Robert B. Parsons, dated January 9, 2011

99.16	Lock-Up Agreement, between HudBay Minerals Inc. and Max Pinsky, dated January 9, 2011

99.17	Lock-Up Agreement, between HudBay Minerals Inc. and Glenn Pountney, dated January 9, 2011

99.18	Lock-Up Agreement, between HudBay Minerals Inc. and RBC Global Asset Management Inc., dated January 9, 2011

99.19	Lock-Up Agreement, between HudBay Minerals Inc. and Chris Reynolds, dated January 9, 2011

99.20	Lock-Up Agreement, between HudBay Minerals Inc. and Malcolm Siverns, dated January 9, 2011